Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-268780) and Form S-8 (No. 333-268781) of Ascent Industries Co. (the “Company”), of our report dated April 1, 2024, relating to the 2023 consolidated financial statements and schedule of the Company and the adjustments to the 2022 consolidated financial statements to retrospectively reflect the impact of discontinued operations and the effectiveness of internal control over financial reporting of the Company (which report expresses an unqualified opinion on the consolidated financial statements and an adverse opinion on the effectiveness of internal control over financial reporting due to material weaknesses), appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2023.

/s/ Moss Adams LLP

Irvine, California
April 1, 2024